Exhibit (h)(2)

GMO SERIES TRUST

Service Plan

Class PS Shares

This Plan (the “Plan”), effective October 4, 2016, is the Service Plan with respect to Class PS shares of the series (each, a “Fund” and collectively, the “Funds”) of GMO Series Trust, a Massachusetts business trust (the “Trust”). The Plan sets forth the terms and conditions under which a Fund, on behalf of its Class PS shares, pays certain amounts to Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) for providing certain administrative services with respect to such Class PS shares. The services provided by GMO to Class PS shares pursuant to this Plan are not primarily intended to result in the sale of Fund shares, but are intended to provide ongoing services to shareholders investing through third-party platforms. This Plan, however, is being adopted pursuant to the provisions of Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Act”), so as to ensure compliance with relevant regulations in the event that some or all of the payments for the services provided pursuant to this Plan are nonetheless deemed to constitute the direct or indirect financing of distribution by a Fund of its Class PS shares.

Section 1. Pursuant to the Plan, the Funds may enter into an agreement with GMO for the purpose of providing administrative support services to the Funds and Class PS shareholders of the Funds (“Administration Agreement”). The services rendered pursuant to such Administration Agreement may include, but are not limited to, (i) arranging and paying for the provision of sub-transfer agency, recordkeeping, and related administrative services to retirement plan participants and other investors who hold shares of the Funds through an omnibus account, (ii) processing aggregated purchase and redemption orders for shareholders of record, (iii) coordinating operation of the National Security Clearing Corporation’s Fund/SERV system with intermediary platforms, (iv) providing information about and processing dividend payments, (v) assisting with the production and distribution of shareholder communications to shareholders of record such as proxies, shareholder reports, dividend and tax notices, (vi) preparing tax returns and related documentation, (vii) assisting with the production of registration statements, (viii) providing assistance with respect to the audits of the Funds, (ix) establishing and maintaining certain information about the Shares on the Administrator’s internet site, (x) maintaining of all the Trust’s records as required by the 1940 Act, except for those records to be maintained by the investment adviser under the Investment Management Agreement or by another party under any other agreement with the Trust, (xi) preparing and submitting reports to various regulatory agencies, (xii) preparing and submitting reports and meeting materials to the Trustees of the Trust and to existing shareholders, including without limitation, annual and semi-annual shareholder reports and quarterly portfolio holdings disclosure reports, (xiii) supervising, negotiating, and administering contractual arrangements with (to the extent appropriate) and monitoring the performance of, third party accounting agents, custodians, depositories, transfer agents, pricing agents, independent accountants and auditors, attorneys, printers, insurers and other persons in any capacity deemed to be necessary or desirable to Trust or Fund operations, (xiv) providing direct client service, maintenance and reporting to platform sponsors, retirement plans, and other shareholders of record, such services to include, without limitation, professional and informative reporting, recordholder account information, access to analysis and explanation of Fund reports, and assistance in the correction and maintenance of recordholder account information, and otherwise maintaining the relationship with the recordholders, (xv) furnishing office space and equipment, providing bookkeeping and clerical services (excluding determination of net asset value, shareholder services, and fund accounting services for the Fund being supplied by other service providers as the Fund may engage from time to time), and (xvi) providing individuals affiliated with GMO to serve as officers of the Trust and paying all salaries, fees and expenses of such officers and Trustees of the Trust who are affiliated with the Administrator. GMO may provide these services directly or may contract with third party service providers (“Third Party Servicers”) to provide any or all of these services.

The amount of compensation payable to GMO during any one year for services under an Administration Agreement adopted under the Plan with respect to Class PS shares will not exceed 0.20% of a Fund’s average daily net assets attributable to Class PS shares.

Section 2. This Plan shall not take effect until it has been approved, together with any related agreements, by votes of the majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the Investment Company Act of 1940 (the “Act”) or the rules and regulations thereunder) of both (a) the Trustees of the Trust, and (b) the Independent Trustees of the Trust cast in person at a meeting called for the purpose of voting on this Plan or such agreement.

Section 3. This Plan shall continue in effect for a period of more than one year after it takes effect only so long as such continuance is specifically approved no less frequently than required by the 1940 Act and the rules thereunder (in substance, at least annually) in the manner provided for approval of this Plan in Section 2. It is acknowledged that GMO may expend or impute interest expense in respect of its activities or expenses under this Plan and the Trustees and the Independent Trustees may give such weight to such interest expense as they determine in their discretion.

Section 4. Any person authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related agreement shall provide to the Trustees of the Trust, and the Trustees shall review, no less frequently than required by the 1940 Act and the rules thereunder (in substance, at least quarterly), a written report of the amounts so expended and the purposes for which such expenditures were made.

Section 5. This Plan may be terminated at any time with respect to the Class PS shares of any Fund by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding voting securities of Class PS of that Fund.

Section 6. All agreements with any person relating to implementation of this Plan with respect to any Fund shall be in writing, and any agreement related to this Plan with respect to any Fund shall provide:

A.	That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of majority of the outstanding voting securities of the relevant share class of such Fund, on not more than 60 days’ written notice to any other party to the agreement; and

B.	That such agreement shall terminate automatically in the event of its assignment.

Section 7. This Plan may not be amended to increase materially the amount of distribution and service fees permitted pursuant to Section 1 hereof without approval in the manner provided in Section 2 hereof, and all material amendments to this Plan shall be approved in the manner provided for approval of this Plan in Section 2 hereof.

Section 8. As used in this Plan, (a) the term “Independent Trustees” shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms “assignment”, “interested person” and “majority of the outstanding voting securities” shall have the respective meanings specified in the Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

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